

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

April 6, 2009

Mr. David J. Ide,
Chief Executive Officer
Modavox, Inc.
4636 E. University Dr, STE. 275
Phoenix, AZ 80354

      RE: **Modavox, Inc.**
             Form 10-KSB for the year ended February 28, 2008
             Filed June 13, 2008
             File No. 333-57818

Dear Mr. Ide:

      We have completed our review of the above filing and do not, at this time, have any further comments.

                        Sincerely,

                        Larry Spirgel
                        Assistant Director